MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 15, 2019

VIA EDGAR

Frank Buda, Esq.

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Funds Series Trust
(File Nos. 333-61366, 811-10385)

Dear Mr. Buda:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on June 25, 2019, concerning post-effective amendment (“PEA”) No. 148 to the registration statement of Pacific Funds Series Trust (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on May 15, 2019 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses.

Global Comments (comments that apply to all Funds with the same or similar disclosures)

1.              Comment: Portfolio Turnover: Please confirm portfolio turnover rate will be updated for the fiscal year ended March 31, 2019.  If the prospectus will be used after the fiscal year ended March 31, 2020, consider revising the disclosure to reflect that the rate is for the fiscal year ended March 31, 2019.

Response:  Registrant confirms that the portfolio turnover rate will be updated for the fiscal year ended March 31, 2019 and will revise the disclosure accordingly.

2.              Comment: Principal Risks: Please include the most significant risks of the Funds at the beginning of the risk disclosure.

Response:  The Registrant believes that all principal risks are considered significant and are listed in alphabetical order for reader convenience as well as to avoid shareholder confusion.  To attempt to further rank any risk by significance relative to other risks in a section named “Principal Risks” would not result in an additional benefit to shareholders and might imply a level of precision with regard to predicting future detractors from performance that does not exist.  There is no regulatory directive under either Item 4 or Item 9 of Form N-1A stating that principal risks cannot be listed alphabetically, and the Registrant believes its current approach is consistent with plain English principles and provides a clear and reliable roadmap of each Fund’s principal investment strategies and risks.  Accordingly, Registrant respectfully declines to make the requested change.

Nevertheless, disclosure will be added to the Principal Risks section to clarify that the risks are presented in alphabetical order for reader convenience.

3.              Comment: Principal Risk — Sector Risk: For any Fund that has material exposure to any particular sector, please include disclosure with respect to any such sector(s) in the principal investment strategy section and include relevant risk disclosure for each sector in which the Fund is principally invested both in the summary section and within Item 9 disclosure.

Response: Sector Risk describes the risk that a Fund may from time to time be invested more heavily in a particular sector based on investment opportunities or market conditions.  This risk was previously not listed in the summary portion of the prospectuses because these Funds do not have a principal investment strategy to focus their investments in a particular sector for any given period of time.  Rather, as stated in the principal investment strategies disclosure for these Funds, the manager of these Funds makes sector allocations based on risk/return opportunities relative to a Fund’s investment goal and benchmark weightings. As such, the exposure of these Funds to any particular sector is not intended to be fixed for an extended period of time. Each of those Funds may not have more than 25% of its assets invested in any particular sector at any given time, and if at times they do, it could fall below 25% shortly thereafter.  Registrant believes that any prospectus disclosure added to identify a particular sector and related risk to which a non-sector Fund has significant exposure as of a discrete point in time could become inapplicable shortly thereafter, and therefore could become misleading or confusing to investors as it sets an expectation that a principal investment strategy of that Fund is to invest in the identified sector(s) above a 25% threshold. As such, Registrant believes that the current disclosure is adequate. Registrant notes that in response to a prior comment by the Staff, Sector Risk is included in the summary portion of the prospectus for non-sector Funds if, as of the end of is most recently completed fiscal year, a Fund has exposure to a particular sector of at least 25% of its net assets.

4.              Comment: Principal Risk — Conflicts of Interest Risk: Please explain supplementally why part of the Conflicts of Interest Risk disclosure was deleted.

Response: The Conflicts of Interest Risk disclosure was inadvertently marked-to-show a deletion. Registrant confirms that the language marked as deleted was actually not included in the prospectus and therefore no part of the current Conflicts of Interest Risk disclosure was deleted.

5.              Comment: Principal Risk — Floating Rate Loan Risk: If a Fund will have material exposure to floating rate instruments tied to the London Inter-Bank Offered Rate (“LIBOR”), please indicate such exposure and add disclosure on how the potential cessation of LIBOR could affect the Fund’s investments.  For example, will the Fund have significant exposure to instruments that pay interest at floating rates based upon LIBOR that do not include fall-back provisions to address how interest rates will be determined if LIBOR stops being published and, if so, how will it affect the liquidity of those investments.  Also, disclose how the transition to a successor rate could impact the value of such investments.

Response: The disclosure in the SAI will be revised to discuss the uncertainty regarding the phase out of LIBOR and the potential effects of any replacement rate. Registrant will continue to monitor the Funds’ risk disclosure in order to determine whether to add additional disclosure.

6.              Comment: Principal Risk — Floating Rate Loan Risk:  The Staff is aware that rating agencies and certain financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant lite loans” are increasingly common.  If any of the Funds invest in covenant lite loans, please describe such loans and the extent to which the Fund may invest in them.  Also, consider enhancing the risk disclosure regarding such loans.

Response: Registrant confirms that, consistent with the asset class universe, a majority of the loans held by those Funds that principally invest in floating rate loans are covenant lite loans.  Disclosure will be revised accordingly.

7.              Comment:  Principal Risk — Borrowing Risk:  Please confirm that any Fund that uses leverage as a principal strategy discloses that strategy and the relevant risks in the summary prospectus.

Response: Registrant confirms that Funds that are subject to borrowing as a principal risk due to their use of certain instruments will disclose such strategy and the relevant risks in the summary prospectus.

Pacific Funds High Income

8.              Comment: Principal Investment Strategy: For clarity and context, please explain how the Fund defines “intermediate to long term” maturities.  Item 9 or Item 4 disclosure is acceptable.

Response: Registrant believes that the current Item 9 disclosure, which provides definitions of intermediate maturities (“more than one year but less than ten years”) and long-term maturities (“more than ten years”), is appropriate.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:                                Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP